EXHIBIT 33.1

                            MANAGEMENT'S ASSERTION ON
                     COMPLIANCE WITH REGULATION AB CRITERIA

         JPMorgan Chase Bank, National Association (the "Asserting Party") is responsible for assessing compliance as of June 15, 2006 and for the period from June 16, 2005 through June 15, 2006 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"), except for criteria 229.1122(d) 1(ii)-(iv); 2(iii),(vi); 4(x)-(xv); in the CFR, which we have concluded are not applicable to the servicing of our funding trust transactions backed by life insurance receivables and serviced by the Asserting Party (the "Applicable Servicing Criteria").

         The Asserting Party has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria for the funding trust transactions backed by life insurance receivables serviced by the Asserting Party.

         PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria for the Reporting Period as set forth in this assertion.

JPMorgan Chase Bank, N.A., as Indenture Trustee



/s/ Joseph Giordano
Joseph Giordano, Sr. Vice President
Date:  August 15, 2006